United States securities and exchange commission logo





                               January 12, 2021

       Sam Kwok
       President
       Global Gold Royalty, Inc.
       304 S. Jones Blvd., Suite 513
       Las Vegas, NV 89107

                                                        Re: Global Gold
Royalty, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 16,
2020
                                                            File No. 333-251389

       Dear Mr. Kwok:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed December 16, 2020

       General

   1. We note that you are a developing mining royalty company. It appears that your business plan is to acquire
royalty interests in gold mining projects in exchange for funding all or a portion of the
production costs. In this regard, we note the disclosure in the summary and elsewhere that you have
entered into negotiations for royalty interests with the operator of two properties but have
not entered into such agreements at this time. However, in the property section you
reference holding property interests. Please reconcile and update the current status of your
negotiations for each property.
   2. Please provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus, as
required by Item 502(b) of Regulation S-K.
 Sam Kwok
FirstName
Global GoldLastNameSam
             Royalty, Inc. Kwok
Comapany
January 12,NameGlobal
            2021        Gold Royalty, Inc.
January
Page 2 12, 2021 Page 2
FirstName LastName
Risk Factors, page 7

3. Please add risk factors that address the risks associated with the lack of revenues to date, your status as a penny stock, and the going concern expressed by your independent registered public accounting firm.
Use of Proceeds, page 16

4. We note that your offering will be conducted on a best-efforts basis, where no minimum number of shares must be sold in order for the offering to proceed. Please revise the table to reflect the use of proceeds assuming you only sell 25%, 50%, and 75% of the shares being offered. In this regard, we note the totals of assumed offering column number 1 and
         2 do not match the footnotes to the table.
5. We note the statement that these amounts included in the table are estimates and you do not know how much you will need to spend on each allocation. We also note the risk factor on page 24 that management has discretion over the use of proceeds. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically an the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise.
Property, page 23

6. Please note that amendments to your registration statement filed after December 31, 2020 will need to include the mineral property disclosures that are required under Items 1300 to
         1305 of Regulation S-K. Please refer to the Answer to Question 155.03 of our
         Compliance and Disclosure Interpretations (C&DIs) for Regulation S-K, if you require further clarification or guidance regarding compliance dates. This C&DI may be located on our website at the following address:
         https://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
Location, page 24

7. We note your maps included with this filing. All filings made with the Commission must be in English. If a filing or submission requires the inclusion of a document that is in a foreign language, the issuer must submit instead a fair and accurate English translation of the foreign language document pursuant to Rule 403 under the Securities Act and Rule
         12b-12 under the Exchange Act.
8. We believe the guidance found in Item 1304(b)(1) of Regulation S-K generally requires maps and drawings to comply with the following features:

                A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

                A graphical bar scale should be included. Additional representations of scale such as
 Sam Kwok
FirstName
Global GoldLastNameSam
             Royalty, Inc. Kwok
Comapany
January 12,NameGlobal
            2021        Gold Royalty, Inc.
January
Page 3 12, 2021 Page 3
FirstName LastName
              "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

                A north arrow.

                An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

                A title of the map or drawing, and the date on which it was drawn.

                In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

         Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing. Please revise your maps and drawings accordingly.
9. We note you have disclosed information describing and stating the exploration results for your proposed royalty properties. Please modify your disclosure and state your disclosure is based on and accurately reflects the information and supporting documentation prepared by a qualified person(s) and whether this qualified person(s) is an employee. See Item
         1302(a) and 1302 (b)(5) of Regulation S-K.
History, page 34

10. We note the Sichuan Jinzuo Mining Company holds exploration licenses on both your prospective royalty properties. Please disclose the following information for each of these properties:

                The nature of your potential ownership or royalty interest in the property.

                A description of all interests in the royalty properties, including the terms of all underlying agreements and royalties.

                Describe the process by which mineral rights are acquired at this location and the basis and duration of the mineral rights, surface rights, mining claims and/or concessions.

                Any conditions that must be met in order to obtain or retain title to the property and whether the Sichuan Jinzuo Mining Company has surface and/or mineral rights.

                Please include certain identifying information, such as the property names, mining concession name or number, and dates of recording and expiration that is sufficient to enable your concession to be distinguished from other concessions that may exist in the area of your royalty properties.

                The conditions that must be met to retain your claims or leases, including
 Sam Kwok
FirstName
Global GoldLastNameSam
             Royalty, Inc. Kwok
Comapany
January 12,NameGlobal
            2021        Gold Royalty, Inc.
January
Page 4 12, 2021 Page 4
FirstName LastName
              quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

         Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required by Item 1304(b) of Regulation S-K.
11. We note your reporting of the highest gold assay samples and values in this section.
         When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your royalty property:

                Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

                Eliminate all analyses from    grab    or    dump    samples,
unless the sample is of a
              substantial and disclosed weight.

                Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

                Eliminate grades disclosed as    up to    or    as high as
or    ranging from.

                Eliminate statements containing grade and/or sample-width ranges.

                Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

                Generally, use tables to improve readability of sample and drilling data.

                Soil samples may be disclosed as a weighted average value over an area.

                Refrain from reporting single soil sample values.

                Convert all ppb quantities to ppm quantities for disclosure.

                Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Adjacent Properties, page 43

12. We note your disclosure in this section, referring to mines and other mineral properties that exist in proximity to your royalty property. Such disclosure may cause investors to infer that your property also has commercial mineralization because of its proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the royalty properties that your company has an interest.
         Accordingly, we believe that you should remove resource or reserve information
 Sam Kwok
Global Gold Royalty, Inc.
January 12, 2021
Page 5
         regarding any mines, prospects, or analogous properties held by other companies operating in or near your properties and instead focus any resource or reserve disclosure solely on properties that you maintain an interest.
13. We note the disclosure of exploration and/or environmental permitting requirements for the Sichuan province or the National Government of China for your royalty properties was omitted. Please revise your filing, as necessary, and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your royalty properties, discussing the applicable government and environmental regulations. Please fully discuss the permitting, bonding, and reclamation requirements for the exploration work including the specific permits and any associated fees. See Item
         101(h)(4)(viii), (ix) and (xi) of Regulation S-K.
Certain Relationships and Related Transactions, page 54

14. We note the disclosure on pages F-10 and F-18 that you have a related party transaction with your shareholder. Please provide the disclosure required by Item 404(d) of
         Regulation S-K for the related party transaction.
Signatures, page 59

15. Please have your principal financial officer sign your next amendment, or indicate who is signing in that capacity. Refer to Instruction 1 to the Signatures on Form S-1.
Statements of Operations, page F-12
FirstName LastNameSam Kwok
16. Please revise your statement of operations to include the period for the nine months ended
Comapany   NameGlobal
       September          Gold
                   30, 2020 andRoyalty, Inc.from inception to September 30, 2019, or advise.
                                 the period
JanuaryPlease referPage
        12, 2021    to Rules
                        5    8-03 and 8-08 of Regulation S-X.
FirstName LastName
 Sam Kwok
FirstName
Global GoldLastNameSam
             Royalty, Inc. Kwok
Comapany
January 12,NameGlobal
            2021        Gold Royalty, Inc.
January
Page 6 12, 2021 Page 6
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler at 202-551-3718 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments on the engineering related matters. Please contact Jonathan
Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction